UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                QUEPASA.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   74833W-10-7
                                 (CUSIP Number)

                           Jeffrey Peterson, President
                               Vayala Corporation
                       5150 North 16th Street, Suite B-145
                                Phoenix, AZ 85016
                                 (602) 266-6679
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) - Vayala Corporation

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)      [X]
     (b)      [ ]

3.   SEC Use Only ________________________________________

4.   Source of Funds (See Instructions)
     Vayala Corporation - OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization - Delaware

7.   Sole Voting Power Number of Shares - 2,782,471
          Vayala Corporation - 2,782,471

          Jeffrey Peterson, Vayala Corporation's President, previously reported that pursuant to a voting trust agreement Mr. Peterson has sole voting power through Vayala Corporation to vote 2,386,243 shares that are in addition to the 2,782,471 shares of Vayala Corporation reported above.

8.   Shared Voting Power - 0

9.   Sole Dispositive Power Each Reporting Person
     Vayala Corporation - 0

10.  With Shared Dispositive Power - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Vayala Corporation (Voting Power Only): 2,782,471

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) - 16.21%

14.  Type of Reporting Person (See Instructions) - CO


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


JEFFREY PETERSON

Item 1. Security and Issuer.

     This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of quepasa.com, inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110, PMB#160, Scottsdale, Arizona.

Item 2. Identity and Background.

     This statement is filed by Vayala Corporation as the Reporting Person. Vayala Corporation is located at 5150 North 16th Street, Suite B-145, Phoenix, Arizona 85016. Vayala Corporation, a Delaware corporation, is an Arizona-based privately held company engaged in the development and marketing of a comprehensive indexed, searchable database of documents on the Web. The executive officers and directors of Vayala Corporation are Jeffrey Peterson, President, Chairman, Treasurer and Chief Executive Officer; Albert Chen, Vice President Corporate Development; David S. Hansen, Chief Technical Officer and Brian Lu ,director, each of whom is a natural person. Kevin Dieball, a natural person, is a control person of Vayala Corporation.

     Jeffrey Peterson has his business address at 5150 North 16th Street, Suite B-145, Phoenix, Arizona 85016. Mr. Peterson's principal occupation is as President, Chairman, Treasurer and Chief Executive Officer of Vayala Corporation.

     Albert Chen has his business address at 5150 North 16th Street, Suite B-145, Phoenix, Arizona 85016. Mr. Chen's principal occupation is as Vice President Corporate Development of Vayala Corporation.

     David S. Hansen has his business address at 5150 North 16th Street, Suite B-145, Phoenix, Arizona 85016. Mr. Hansen's principal occupation is as Chief Technical Officer of Vayala Corporation.

     Brian Lu has his business address at 5150 North 16th Street, Suite B-145, Phoenix, Arizona 85016. Mr. Lu's principal occupation is as an employee of Vayala Corporation.

     Kevin Dieball has his business address at 11252 E. Appaloosa Place Scottsdale, AZ 85259. Mr. Dieball's principal occupation is as a private investor.

     During the last five years, the Reporting Person, including each of its executive officers and directors and each person controlling the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, the Reporting Person, including each of its executive officers and directors and each person controlling the Reporting Person, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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


Item 3. Source and Amount of Funds or Other Considerations.

     Vayala Corporation has not purchased any shares of Issuer, but is acting only pursuant to proxies. Vayala Corporation paid no money for the voting rights pursuant to the proxies.

Item 4. Purposes of Transaction.

     Reporting Person Vayala Corporation's purposes for obtaining the voting rights pursuant to the voting trust agreement may include, without limitation, plans or proposals such as the following:

     (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

Item 5. Interest in Securities of the Issuer.

     No transactions in the securities of the Issuer, other than those described herein and in the Schedule 13D/A relating to Date of Event of February 21, 2002 and the Schedule 13D relating to Date of Event of February 12, 2002, were effected by Vayala Corporation or its President, Mr. Peterson, during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Michael D. Silberman, Mark Kucher and Kevin Dieball have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of January 4, 2002. The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

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


     Vayala Corporation has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc., both of which entities are controlled by Earnest C. Garcia regarding the voting of any shares. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

     In connection with each of the following, on April 15, 2002, Vayala Corporation verbally agreed with each person or entity listed below to vote the shares subject to each proxy for the election of Jeffrey Peterson and Brian Lu as directors of quepasa.com, inc. Jeffrey Peterson is an executive officer and director and Brian Lu is a director of Vayala Corporation.

     On March 12, 2002, Mark Kucher entered into a voting trust agreement whereby for a period of six (6) months from the date of the agreement, Jeffrey Peterson is entitled to vote the 2,386,243 shares of the Issuer's common stock beneficially owned by Mr. Kucher. The Voting Trust Agreement was previously attached to the Schedule 13D filed by Jeffrey Peterson on April 19, 2002.

     On April 14, 2002, Kevin Dieball provided an irrevocable proxy appointing Vayala Corporation its agent and proxy whereby for a period of six (6) months from the date of the Proxy, Vayala Corporation is entitled to vote the 410,000 shares of the Issuer's common stock beneficially owned by Mr. Dieball.

     On April 15, 2002, Jim Dilettosso provided an irrevocable proxy appointing Vayala Corporation its agent and proxy whereby for a period of six (6) months from the date of the Proxy, Vayala Corporation is entitled to vote the 60,000 shares of the Issuer's common stock beneficially owned by Mr. Dilettosso.

     On April 16, 2002, Michael D. Silberman provided an irrevocable proxy appointing Vayala Corporation its agent and proxy whereby for a period of six
(6) months from the date of the Proxy, Vayala Corporation is entitled to vote the 1,065,000 shares of the Issuer's common stock beneficially owned by Mr. Silberman.

     On April 16, 2002, Ernest C. Garcia provided an irrevocable proxy appointing Vayala Corporation its agent and proxy whereby for a period of sixty
(60) days from the date of the Proxy, Vayala Corporation is entitled to vote the 927,471 shares of the Issuer's common stock beneficially owned by Mr. Garcia.

     On April 17, 2002, Albert Chen provided an irrevocable proxy appointing Vayala Corporation its agent and proxy whereby for a period of six (6) months from the date of the Proxy, Vayala Corporation is entitled to vote the 320,000 shares of the Issuer's common stock beneficially owned by Mr. Chen.


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


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 23, 2002

VAYALA CORPORATION

By: /S/ JEFFREY PETERSON
------------------------
Jeffrey Peterson, President, Chairman,
Treasurer and Chief Executive Officer

CUSIP NO. 74833W-10-7

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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